SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the six-month period ended June 30, 2006

Commission File Number 333-11084

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the six-month period ended June 30, 2006. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this Form 6-K is presented in constant Pesos as of June 30, 2006, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	the competitive nature of providing long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions in the U.S. and Mexico;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005

Revenues

Total revenues during the six-month period ended June 30, 2006 was Ps. 2,045.8 million, a 5.5%, or Ps. 106.1 million, increase from the Ps. 1,939.7 million generated in the same period of 2005 due to increased internet and local services revenues and higher long distance traffic.

Long Distance. Revenues derived from our long distance services for the six-month period ended June 30, 2006 increased 0.2%, or Ps. 2.5 million, to Ps. 996.6 million from Ps. 994.2 million in the same period in 2005. The increase in revenue was mainly due to higher long distance traffic, which fully offset the decrease in long distance rates. Average long distance rates were approximately 11.0% lower in the six-month period ended June 30, 2006, compared to the same period of 2005. Total volume of minutes handled increased 18.5% to 2,100.7 million in the six-month period ended June 30, 2006 from 1,773.3 million minutes for the same period of 2005. The increase in volume was primarily due to higher domestic long distance traffic from our business unit and higher inbound traffic. Total lines in service decreased 5.1% from 442,582 at June 30, 2005 to 420,213 at June 30, 2006 as a result of focusing our strategy on medium and large business customers and high-usage residential customers. As a percentage of total revenues, long distance revenues represented 48.7% and 51.3% of our total revenues during the six-month period ended June 30, 2006 and June 30, 2005, respectively.

Data, Internet and Local Services. During the six-month period ended June 30, 2006, data, internet and local service revenues reached Ps. 1,049.2 million, an 11.0%, or Ps. 103.7 million, increase from the Ps. 945.5 million recorded during the same period of 2005. This increase was primarily due to the sustained growth of our internet and local services. Our internet services increased due to the continuing growth of our VPN and managed services, as well as our VoIP service for residential customers which we began offering in February of 2005. Our data, internet and local service segment has consistently increased its share of our revenue and represented 51.3% of our total revenues during the six-month period ended June 30, 2006, compared to 48.7% during the same period in 2005.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses, paid on a per-minute basis primarily to Teléfonos de México, S.A. de C.V. (“Telmex”), international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services increased 12.0%, or Ps. 80.5 million, to Ps. 749.3 million for the six-month period ended June 30, 2006 from Ps. 668.8 million recorded during the six-month period ended June 30, 2005. The increase in cost of services was the result of (i) a 12.8% increase in cost of the long distance services to Ps. 489.7 million for the six-month period ended June 30, 2006 from Ps. 434.3 million recorded during the same period of 2005 due to a 18.5% increase in volume of traffic, and (ii) a 10.7% increase in cost of data, internet and local services to Ps. 259.6 million for the six-month period ended June 30, 2006 from Ps. 234.5 million recorded during the same period of 2005. The increase in cost of services was in line with our revenue growth as our customer base for those services increased.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the six-month period ended June 30, 2006 increased 2.0%, or Ps. 25.6 million, to Ps. 1,296.5 million from Ps. 1,270.9 million in the same period in 2005.

Our gross profit increased as a result of higher revenues in our data, internet and local services. Our data, internet and local services gross profit increased 11.0%, or Ps. 78.6 million, to Ps. 789.6 million in the six-month period ended June 30, 2006 from Ps. 711.0 million recorded in the same period of 2005; while our long distance gross profit decreased 9.5%, or Ps. 52.9 million, to Ps. 507.0 million in the six-month period ended June 30, 2006 from Ps. 559.9 million recorded in the same period of 2005.

Our gross margin, defined as gross profit as a percentage of total revenues, was 63.4% in the six-month period ended June 30, 2006 as compared to 65.5% reported in the same period in 2005.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 0.2%, or Ps. 1.4 million, to Ps. 723.9 million in the six-month period ended June 30, 2006 from Ps. 725.2 million recorded in the same period in 2005, mainly as a result of lower billing and collection expenses.

For the six-month period, ended June 30, 2006 and June 30, 2005, administration, selling and other operating expenses represented 35.4% and 37.4% of total revenues, respectively. This decrease, in the percentage of total revenues, was primarily the result of our increasing revenues.

Depreciation and amortization

Depreciation and amortization increased 7.9%, or Ps. 35.7 million, to Ps. 487.1 million in the six-month period ended June 30, 2006, from Ps. 451.4 million for the same period of 2005. This increase is mainly the result of an accelerated depreciation of our telecommunication network which began on April of 2005 and was only registered for the last 3 months of the first semester of 2005, but completely registered in the six-month period ended June 30, 2006.

Operating income

Operating income decreased 9.3%, or Ps. 8.7 million, to Ps. 85.5 million in the six-month period ended June 30, 2006, from Ps. 94.3 million recorded in the six-month period ended June 30, 2005. The decrease in operating income is mainly explained by the Ps. 35.7 million increase in depreciation and amortization.

Comprehensive financial result

During the six-month period ended June 30, 2006, our comprehensive financial loss was Ps. 379.9 million, compared to a Ps. 32.2 million loss reported during the same period in 2005. The following table sets forth our comprehensive financial results for the periods under review:

	Six-month period ended June 30,
	(in millions of constant pesos)
	2005	2006
Interest expense	(227.5)	(217.9)
Interest income	12.6	22.7
Exchange gain (loss), net	148.1	(207.0)
Gain (loss) from monetary position	34.6	22.3

Comprehensive financial result, net	(32.2)	(379.9)

Our interest expense decreased 4.2%, or Ps. 9.6 million, to Ps. 217.9 million in the six-month period ended June 30, 2006, from Ps. 227.5 million in the same period of the previous year. The decrease in the interest expense was due to a decreased in our indebtedness as a result of the principal amortization of our senior notes due 2010 and 2006 on December 30, 2005 and on May 15, 2006, respectively, which more than offset the 5.1% depreciation of the Peso against the U.S. dollar for the period June 30, 2005 through June 30, 2006.

Interest income increased to Ps. 22.7 million in the six-month period ended June 30, 2006, from Ps. 12.6 million recorded in the comparable period of 2005, due to a higher average cash balance.

Exchange loss for the six-month period ended June 30, 2006 was Ps. 207.0 million compared to an exchange gain of Ps. 148.1 million recorded during the same period of 2005. We recorded a foreign exchange loss as a result of a 6.4% depreciation of the Peso against the U.S. dollar during the six-month period ended June 30, 2006, while during the same period of 2005 the Peso appreciated 3.8% against the U.S. dollar.

Gain from monetary position totaled Ps. 22.3 million for the six-month period ended June 30, 2006 compared to Ps. 34.6 million for the six-month period ended June 30, 2005. The decrease in the gain from monetary position was mainly due to a lower level of monetary liabilities, coupled with a lower Mexican inflation of 0.7% for the six-months period ended June 30, 2006, compared to 0.8% inflation recorded for the same period of 2005.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject to the payment of income taxes and asset taxes, which are computed and paid separately by each entity. For the six-month period ended June 30, 2006 and June 30, 2005, Servicios Alestra recorded an asset tax of Ps. 1.4 million and Ps. 1.6 million, respectively. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the six-month period ended June 30, 2006 or June 30, 2005.

Net Income (loss)

During the six-month period ended June 30, 2006 we recorded a net loss of Ps. 294.4 million compared to a net income of Ps. 53.7 million during the same period of 2005. This was due to a higher comprehensive financial loss as a result of a higher exchange loss during the first semester of 2006, as compared to the same period of 2005.

Current Liquidity

As of June 30, 2006, December 31, 2005 and June 30, 2005 we had Ps. 683.6 million, Ps. 926.5 million and Ps. 811.6 million of unrestricted cash available, respectively. Although we have generated positive operating results, our unrestricted cash balance decreased Ps. 128.0 million from June 30, 2005 to June 30, 2006 mainly as a result of the repayment at maturity of our 12.125% senior notes due 2006 which had an outstanding principal balance of $37.1 million on May 15, 2006. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of June 30, 2006, we had cash of Ps. 259.5 million and temporary investments of Ps. 424.1 million, of which Ps. 381.0 million were in U.S. dollar-denominated instruments and Ps. 43.2 million were in Peso-denominated instruments.

In our opinion, our current cash balance is sufficient for our present requirements.

As of June 30, 2006, December 31, 2005 and June 30, 2005, our ratio of current assets to current liabilities was 1.38x, 1.25x and 1.17x, respectively. Our ratio of current assets to current liabilities as of June 30, 2006 includes as current liabilities the corresponding amortization of the senior notes due 2010 that will be payable on December 2006 and June 2007.

	As of June 30, 2006			As of December 31, 2005			As of June 30, 2005
	(in millions of constant pesos, excluding ratios)
Unrestricted cash balance	Ps.	683.6		Ps.	926.5		Ps.	811.6
Current ratios (times)		1.38	x		1.25	x		1.17	x

Net debt during the six-month period ended June 30, 2006 was reduced by $18.7 million to $283.1 million from $301.9 million recorded on December 31, 2005, which is also lower than the $323.0 million of net debt as of March 31, 2005. The reduction in net debt from December 31, 2005 to June 30, 2006 is mainly explained by the principal amortization of the senior notes due 2006 and 2010 for $37.1 million and $6.1 million, respectively, and a $26.0 million decrease in our cash balance.

On May 15, 2006 we paid $5.1 million of interest to the holders of our senior notes due 2006 and 2009, and also we paid all of our then outstanding senior notes due 2006 in the amount of $37.1 million. On June 30, 2006, we paid to holders of our senior notes due 2010 interest in the amount of $11.9 million as well as $6.1 million of principal amortization from our internally-generated funds.

Capital expenditures during the six-month period ended June 30, 2006 amounted to Ps. 197.5 million, Ps. 45.8 million higher than the Ps. 151.7 million invested in the same period of 2005.

Indebtedness

As of June 30, 2006, $292.1 million aggregate principal amount of our 8.0% senior notes due 2010, which pay interest semiannually in cash in arrears on June 30 and December 30, were outstanding. The principal amortization of our senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005. We also had outstanding $45.9 million of our 12.625% senior notes due 2009, which pay interest semi-annually in cash in arrears on May 15 and November 15.

We have an outstanding credit facility with Hewlett Packard Operations México, S. de R.L. de C.V. As of June 30, 2006, its balance was $1.6 million. Such amount, which is being paid through monthly principal amortizations, is subject to an average annual fixed interest rate of 6.9%. Final maturity of this facility is in January 2007.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of June 30, 2006 of $1.9 million, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

In addition, we have a lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of June 30, 2006 of $2.8 million. Final maturity of this facility is in April 2009.

Legal Proceedings

Senior Notes Litigation

In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against us, our equity holders, and the trustee (the “Trustee”) of the indentures governing our senior notes due 2006 and 2009 in the United States District Court for the Southern District of New York (the “Court”). The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied WRH’s motions and the exchange offers and consent solicitations were consummated on November 17, 2003. We moved, and WRH cross-moved, for partial summary judgment on WRH’s claim that our senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the Court granted our motion for partial summary judgment and dismissed WRH’s cross-motion for partial summary judgment; the Court memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH filed its first amended complaint alleging, among other things, that it had elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the Trustee moved to dismiss the first amended complaint. On February 23, 2006 the litigation was transferred to a new judge, who issued an order on March 16, 2006 allowing WRH to file a second amended complaint. On June 12, 2006, WRH filed a second amended complaint containing substantially the same claims against us as the first amended complaint. On July 21, 2006 we filed our motion to dismiss the second amended complaint. We have also informed the Court about redemption of the 2009 Notes scheduled to be completed on August 30, 2006 and we filed a supplement to our motion to dismiss on August 18, 2006 stating that, in addition to the grounds for dismissal identified in the motion filed on July 21, 2006, the case should become moot when payment is made to bondholders (including WRH). We cannot assure the outcome of our motion to dismiss WRH’s claims.

Other Developments

Alfa acquired Bancomer’s equity participation in Onexa

On July 31, 2006, Alfa, S.A. de C.V. (“Alfa”) announced that it reached an agreement with BBVA-Bancomer, S.A. de C.V. (“Bancomer”) regarding the acquisition of the 49% equity interest Bancomer had in Onexa, S.A. de C.V. (“Onexa”). Onexa is the owner of 51% equity interest in us and AT&T Corp. owns the other 49%. This acquisition increases Alfa’s participation in Onexa to 100%. Alfa paid $51 million in cash in this transaction.

New financing facility and 12.625 % senior notes due 2009 redemption

On July 27, 2006, we closed a secured financing facility with Deutsche Bank, London Branch for $50 million. The facility has a variable interest rate of LIBOR plus 1.65% per annum. Interest payments and principal amortizations will be payable every three months commencing on November 1, 2006 and on February 1, 2007, respectively. The final maturity of this facility is on February 1, 2010.

The funds from this new facility were used to redeem the outstanding 12 5/8 senior notes due 2009. On July 27, 2006 we sent to the Holders of such notes a notice of redemption notifying that we will redeem the notes in full on August 30, 2006. On August 30, 2006, we paid a redemption price of 102.104% of the principal amount of the notes held by each Holder plus accrued and unpaid interest thereon to the redemption date.

Assignment Agreement with America Online Latin America, Inc.

On February 28, 2006, we entered into an Assignment Agreement (the “Agreement”) with America Online Latin America, Inc.’s (“AOLA”) subsidiary in Mexico, AOL, S. de R.L. de C.V. (“AOL Mexico”). Pursuant to the Agreement, AOL Mexico will assign its monthly and prepaid subscriber base to us.

As consideration for transfer of AOL Mexico’s monthly subscribers, we made a payment of approximately US$0.7 million, based on the number of monthly subscribers who are current in their payments on date the subscribers were transferred to us; and we will make a second payment of approximately US$1.3 millions based on the number of subscribers who are current in their payments to us six months later. The acquisition of these subscribers was accounted for as intangible asset which will be amortized over 18 months.

We will pay AOL Mexico a fee for each prepaid subscriber who renews an Alestra prepaid plan or subscribes to a monthly dial-up or broadband plan. Since we are assuming the obligation to provide services to prepaid subscribers, we will receive a non-cash credit per prepaid subscriber for the number of days on which such prepaid subscriber receives services from us.

Service Mark License Agreement

The term of the Service Mark License Agreement has been extended. Under the amended Service Mark License Agreement, for a period of 18 months from the date of the consummation of the AT&T acquisition by SBC Communications Inc., subject to our achieving certain milestones, we may continue to use the AT&T brand name. If we develop or license new marks during that 18-month period, then under the amended Service Mark License Agreement we may refer to the AT&T brand name for an additional 18 months. After 24 months from the consummation of the AT&T Acquisition, we may use the AT&T service mark only together with our new service marks, and may use it for reference purposes only and always with the prior approval of AT&T. AT&T Corp. has agreed to waive any royalty fee payments under the Service Mark License Agreement during such period, including 2005 royalty payment if we invest the funds in marketing and developing the new marks during the initial transition period. During the six-month period ended June 30, 2006, we have not accrued, nor paid, any royalty fee.

Under the amended agreement, we now have the flexibility and freedom to develop the new marks for our domestic services. In connection with the provision of AT&T Global Network services (“AGN Services”), we are allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010.

We have already developed Alestra’s new mark, which we are using now together with the AT&T brand in compliance with the amendments of the Service Mark License Agreement.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 and 2006

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2006)

	December 31, 2005	June 30, 2006
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps 926,511	Ps 683,582
Trade receivables, net	356,254	383,933
Due from affiliates and other related parties	225,205	176,371
Recoverable taxes	234	171
Other receivables	49,523	54,700
Prepaid expenses	36,205	54,369
Other current assets	21,566	21,935

Total current assets	1,615,498	1,375,061
PROPERTY AND EQUIPMENT, NET	5,275,233	5,435,604
DEFERRED CHARGES AND OTHER ASSETS, NET	648,053	559,620
INTANGIBLE ASSET DERIVED FROM THE ACTUARIAL COMPUTATION OF LABOR OBLIGATION	20,926	20,215

Total assets	7,559,710	7,390,500

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers	197,807	93,907
Other accounts payable	213,928	67,952
Senior notes	531,066	260,051
Notes payable and capital leases	47,000	42,086
Due to affiliates and other related parties	114,437	120,172
Other accounts payable and accrued expenses	184,344	410,609

Total current liabilities	1,288,582	994,777

LONG-TERM LIABILITIES:
Senior notes	3,578,299	3,591,735
Notes payable and capital leases	31,620	29,647
Due to affiliates and other related parties	183,063	207,573
Estimated liabilities for seniority premiums and pension plans	104,515	110,560

Total liabilities	5,186,079	4,934,292

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock	1,181,346	1,181,346
Restatement of capital stock	119,317	119,317

Contributed capital	1,300,663	1,300,663
Retained earnings	1,073,523	1,156,042

Total majority interest	2,374,186	2,456,705
Total minority interest	555	497

Total stockholders’ equity	2,373,631	2,456,208

CONTINGENCIES AND COMMITMENTS

Total liabilities and stockholders’ equity	Ps 7,559,710	Ps 7,390,500

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2006)

	Six months period Ended June 30,
	2005	2006
REVENUES
Long distance services	Ps 994,173	Ps 996,632
Data, internet and local service	945,503	1,049,159

	1,939,676	2,045,791
COST OF SERVICES (excluding depreciation):
Long distance services	(434,264)	(489,650)
Data, internet and local service	(234,500)	(259,600)

	(668,764)	(749,250)
Administration, selling and other operating expenses	(725,219)	(723,867)
Depreciation and amortization	(451,424)	(487,137)

Operating income	94,269	85,537

COMPREHENSIVE FINANCIAL RESULT:
Interest expense	(227,498)	(217,942)
Interest income	12,579	22,664
Exchange income (loss), net	148,113	(206,954)
Gain from monetary position	34,582	22,338

	(32,224)	(379,894)

OTHER (EXPENSE) INCOME, NET	(6,804)	1,299

Income (loss) before provision for asset tax	55,241	(293,058)
Asset tax	(1,574)	(1,367)

Net consolidated income (loss)	53,667	(294,425)

Net loss corresponding to minority interest	—	(55)
Net income (loss) of majority interest	Ps 53,667	(Ps 294,480)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2006)

	For the six months ended June 30,
	2005		2006
OPERATING ACTIVITIES:
Net (loss) income	Ps	53,667		(Ps294,425)
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and amortization		451,424		487,137
Amortization of capitalized expenses from issuance of senior notes		13,639		13,260
Cost of labor obligations		6,457		7,012

		525,187		212,984
Changes in working capital:
Trade receivables, net		41,984		(27,679)
Due from affiliates and other related parties		(38,690)		48,834
Recoverable taxes and other receivables		28,829		(5,113)
Prepaid expenses and other assets		(30,248)		(18,532)
Accounts payable		(8,621)		(249,876)
Due to affiliates and other related parties		(36,340)		30,244
Accrued interest, expenses and other payables		11,166		226,009

Resources provided by operating activities		493,267		216,871

INVESTING ACTIVITIES:
Purchase of property and equipment		(134,515)		(139,260)
Deferred charges and other assets		1,840		(42,870)

Resources used in investing activities		(132,675)		(182,130)

FINANCING ACTIVITIES:
Decrease of senior notes		(771,004)		(270,839)
Bank loans and notes payable, net		562,678		(6,831)
Resources used in financing activities		(194,687)		(277,669)

Increase in cash and cash equivalents		152,266		(242,929)
Cash and cash equivalents, beginning of period		659,324		926,511

Cash and cash equivalents, end of period	Ps	811,590	Ps	683,582

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2006)

1.	ACTIVITY OF THE COMPANY AND DEBT RESTRUCTURING

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

On July 31, 2006, Alfa, S.A. de C.V. (“Alfa”) announced that it had reached an agreement with BBVA-Bancomer, S.A. de C.V. (“Bancomer”) to acquire the 49% equity interest Bancomer had in Onexa, S.A. de C.V. (“Onexa”). This acquisition increases Alfa’s participation in Onexa to 100%. Alfa paid $51 million in cash in this transaction.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 200 cities as of June 30, 2006.

On May 30, 2000, the Ministry of Communications amended Alestra’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession was modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

On November 17, 2005 SBC Communications Inc. (“SBC”), completed the acquisition of AT&T Corp. (the AT&T Acquisition), forming the “New AT&T.” As a result of the AT&T Acquisition, on November 30, 2005, Alestra and its shareholders amended their Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify corporate governance and certain other provisions. Alestra also amended the Amended and Restated Service Mark License Agreement with AT&T Corp. (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T Corp. and us (the “AGN Agreement”) and its bylaws. Pursuant to the amendments to the Service Mark License Agreement Alestra entered into in connection with the AT&T Acquisition, Alestra is permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services (AGN Services) for the limited purpose of providing AT&T Global Services within Mexico for the term of the AGN Agreement; provided that Alestra meets certain conditions. During this time, Alestra has an initial 18 month period (the “Initial Transition Period”) in which Alestra covenants to develop, acquire, license or position new service mark for its services. At the end of the Initial Transition Period, in specified circumstances, and if Alestra is in compliance with these requirements, Alestra has an additional 18 month period (the “Extended Transition Period”) where Alestra has limited use of the AT&T service mark. After 24 months of the AT&T Acquisition, Alestra may only use the AT&T service mark together with its new service mark, and may only use it for reference purposes and always with the prior approval from the New AT&T. In connection with the provision the AGN Services, Alestra is allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010. The license agreement contains provisions allowing the New AT&T to terminate the license agreement in its sole discretion upon certain changes in Alestra´s ownership, if Alestra fails to abide by certain quality control standards, or if Alestra misuses the AT&T brand and in certain other circumstances.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes issued. As a consequence, the Company issued Ps3,623,232 (US$304 million) of new Senior Notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) in exchange of Ps3,403,569 (US$287 million) of the Old Senior Notes and paid Ps1,304,503 (US$110 million) as a cash tender offer to extinguished Ps2,371,824 (US$200 million) of the Old Senior Notes.

In addition, the Company paid Ps178,462,538 (US$16,401,848) of accrued interest to the remaining noteholders of the Old Senior Notes, representing 14.5.%, who did not accept the terms of the Company’s debt restructuring.

Company’s management has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

2.	PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with financial reporting standards applicable in Mexico (“Mexican GAAP”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 4.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2005 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to June 30, 2006 purchasing power by applying the corresponding restatement factor.

3.	CONTINGENCIES

In September 2003, WRH Global Securities Pooled Trust, or WRH, commenced an action against Alestra, its equity holders and the indenture trustee of the indentures governing Alestra’s senior notes due 2006 and Alestra’s senior notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin Alestra from consummating its exchange offers and consent solicitations. The Court denied WRH’s motions and the exchange offers and consent solicitations were consummated on November 17, 2003. Subsequently, in an oral ruling, the court granted its motion for partial summary judgment on WRH’s claim that Alestra’s senior notes due 2006 and 2009 had been ipso facto accelerated and dismissed WRH’s cross-motion for partial summary judgment. In December 2003, WRH amended its complaint alleging, among other things, that it had elected to accelerate Alestra’s senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, Alestra, its equity holders and the indenture trustee of the indentures governing Alestra’s senior notes due 2006 and 2009 moved to dismiss the amended complaint. On February 23, 2006 the litigation was transferred to a new judge who issued an order on March 16, 2006 suggesting the possibility to WRH to file a second amended complaint on or before April 28, 2006. On June 12, 2006, WRH filed a second amended complaint containing substantially the same claims against Alestra as the first amended complaint. On July 21, 2006 Alestra filed a motion to dismiss the second amended complaint. Alestra has also informed the Court about redemption of the 2009 Notes scheduled to be completed on August 30, 2006 and Alestra filed a supplement to its motion to dismiss on August 18, 2006 stating that, in addition to the grounds for dismissal identified in the motion filed on July 21, 2006, the case should become moot when payment is made to bondholders (including WRH). Alestra cannot assure the outcome of its motion to dismiss WRH’s claims.

As a result from a fire incident occurred on August 31, 2003 in one of Alestra offices located at a building leased by Servicios Alestra from a third party, Alestra´s subsidiary Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) was notified on August 11, 2006 of a suit initiated against it by the insurance company of the owner of the building and by a third party which also had its offices in the building. They’re claiming damages for approximately $5 million. Servicios Alestra has insurance protection for that event with ACE Seguros which has been notified of the incident and has been involved since the day of the incident. Servicios Alestra appeared before the judge on August 25, 2006 to respond to the complaint and have asked the judge, among other things, to call Alestra´s insurance company into the proceeding to defend their and Alestra’s position in the litigation. Alestra expects that this proceeding will take some years to get resolved. Although Alestra can not assure the outcome of the proceeding, and regardless of any result therein, Alestra believes that the insurance company covers these kind of risks and the liability the plaintiffs are seeking for.

4.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Six months ended June 30,
	2005		2006
Reconciliation of net (loss) income:
Net loss as reported under Mexican GAAP	Ps	53,667	(Ps294,480)

U.S. GAAP adjustments:
Difference in interest expense		141,681	157,363
Reversal of debt issuance costs, net of amortization		1,849	1,850
Fifth amendment effect on depreciation expense		(50,378)	(46,895)
Reversal of preoperating expense amortization		115,594	115,594
Reversal of depreciation of capitalized comprehensive financing costs under Mexican GAAP and depreciation of capitalized interest under US GAAP		(4,037)	—
Severance payments		—	712

Total U.S. GAAP adjustments		204,709	228,624

Net income under U.S. GAAP	Ps	258,376	(Ps65,856)

	Six months ended June 30,
	2005		2006
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,495,002	Ps	2,456,208

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(1,124,672)		(815,635)

Effect on debt issuance costs		(147,466)		(139,940)

Accumulated amortization of debt issuance costs		6,654		2,827
Fifth amendment effect on property and equipment		386,478		8,258
Preoperating expenses		(2,221,912)		(2,221,912)
Reversal of preoperating expenses amortization		1,814,663		2,045,863
Adjustment for comprehensive financing costs and interest capitalization under U.S.GAAP		4,033		—
Severance payments		—		(20,215)

Total U.S. GAAP adjustments		(1,282,222)		(1,140,754)

Total stockholders’ equity under U.S.GAAP	Ps	1,212,780	Ps	1,315,454

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2005		2006
Balance at beginning of period	Ps	954,404	Ps	1,381,310
Net income for the year		258,376		(65,856)

Balance at end of period	Ps	1,212,780	Ps	1,315,454

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of June 30, 2005 and 2006 is as follows:

	2005		2006
Capital stock	Ps	11,520,245	Ps	11,520,245
Accumulated losses		(10,307,465)		(10,204,791)

Total stockholders’ equity under U.S. GAAP	Ps	1,212,780	Ps	1,315,454

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the six months ended June 30, 2005 and 2006:

	2005		2006
Net revenues	Ps	1,939,663	Ps	2,045,791
Cost of services (excluding depreciation presented separately below)		(668,759)		(749,250)
Administration and selling		(725,215)		(723,156)
Depreciation and amortization		(390,242)		(418,492)

Operating income		155,447		154,893

Comprehensive financial result:
Interest income		12,579		22,664
Interest expense		(85,242)		(60,579)
Exchange (loss) gain, net		148,112		(206,954)
Gain from monetary position		34,008		22,338

		109,457		(222,531)
Debt issuance costs, net		1,849		1,850
Other expense		(6,804)		1,299

Net income before asset tax		259,949		(64,489)
Asset tax		(1,574)		(1,367)

Net income for the period	Ps	258,375		(Ps65,856)

Effects of the restructuring of the Old Senior Notes

The effects of the restructuring are recorded as follows:

•	A gain of Ps895,750 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps878,125 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•	Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps120,803 and the capitalization of Ps147,767 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps147,767 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps120,803 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Fifth amendment effect on property and equipment, net

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of comprehensive financing costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on pre-operating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Severance payments

In 2005, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps22,833 over the remaining expected employee service period and consequently, as of June 30, 2006 has recognized a total liability and charge to earnings of Ps711. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the year ended December 31, 2005, the Company recorded for U.S. GAAP purposes the remaining expense not yet recognized under Mexican GAAP which totaled Ps20,966.

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for six months ended June 30, 2005 and 2006 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to June 30, 2006 purchasing power.

	Six months ended June, 30
	2005	2006
OPERATING ACTIVITIES:
Net income	Ps 258,376	Ps(65,856)
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position	(34,008)	(31,520)
Unrealized exchange gain (loss)	(147,413)	(169,045)
Depreciation and amortization	390,242	287,189
Allowance for doubtful accounts	14,231	(42,687)
Others provisions	—	25,720
Changes in operating assets and liabilities:
Current assets	(47,577)	114,559
Current liabilities	(105,971)	495,469

Cash flows provided by operating activities	327,880	613,829

INVESTING ACTIVITIES:
Purchases of property and equipment	(134,514)	(138,649)
Deferred charges and other assets	1,840	—

Cash flows used in investing activities	(132,674)	(138,649)

FINANCING ACTIVITIES:
Payments of bank loans, Senior Notes and interest	(17,459)	(711,985)

Cash flows used in financing activities	(17,459)	(711,985)

Net effect of inflation on cash and cash equivalents	(25,483)	(6,124)

Increase in cash and cash equivalents	152,264	(242,929)
Cash and cash equivalents, beginning of period	659,319	926,511

Cash and cash equivalents, end of period	Ps 811,583	Ps 683,582

Interest and taxes paid:
Interest paid	Ps 196,914	Ps 205,662
Asset tax paid	785	625

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: August 31, 2006